QSOUND LABS, INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 2, 2008.

This Information Circular is furnished in connection with the solicitation of proxies by the management of QSound Labs, Inc. (the “Company”) for use at the Annual Meeting of Shareholders of the Company (“Meeting”).  The Meeting will be held on Friday, May 2, 2008 at the corporate head office of the Company at Suite 400 – 3115 12th Street N.E., Calgary, Alberta T2E 7J2 at 10:00 o’clock in the morning for the purposes set forth in the Notice of Annual Meeting accompanying this Information Circular (“Notice”) and at any adjournment thereof. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, as their nominee to attend and act on their behalf at the Meeting, or any adjournment thereof, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting, or any adjournment thereof, may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company’s transfer agent, Computershare Limited, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 in the enclosed self-addressed envelope not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing signed by the shareholder or their attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to Computershare Limited, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares (“Common Shares”), an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of the date of this Information Circular 9,468,985 Common Shares are issued as fully paid and non-assessable. Each Common Share is entitled to one vote.  Shareholders of record at the close of business on the record date of March 18, 2008 will be entitled to attend and vote at the Meeting.  As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, there is no person or entity who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued Common Shares of the Company.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The shares represented by the enclosed proxy will be voted for or against or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of such direction, such shares will be voted FOR the matters referred to in the form of proxy.

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the appointed proxyholder.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who hold Common Shares through intermediaries (such as brokers, banks, trust companies and securities dealers), or through clearing agencies of which the intermediaries are participants, and not in their own name (“Non-registered Shareholders”).  Only registered shareholders, who hold shares of the Company in their own names, or their duly appointed proxyholders can vote at the Meeting. Intermediaries or their third party mailing services, such as Broadridge Financial Solutions, Inc., mail proxy materials and seek voting instructions from Non-registered Shareholders. A Non-registered Shareholder receiving a form of proxy from an intermediary or a mailing service must vote and return the proxy well in advance of the Meeting in order to have the shares voted.  Intermediaries and mailing services may also permit Non-registered Shareholders to vote via telephone or the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP Chartered Accountants, Suite 2700, Bow Valley Square II, 205-5th Avenue SW, Calgary, Alberta T2P 4B9, as auditors of the Company to hold office until the next annual meeting of shareholders.

ELECTION OF DIRECTORS

Management intends to nominate, and the individuals named in the accompanying form of proxy intend to vote for, the persons listed below for election as directors of the Company. Each director who is elected will hold office until the close of the next annual meeting of shareholders, or until his successor is elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Company or with the provisions of the Business Corporations Act of Alberta. The following information concerning the respective nominees has been furnished by them:

Name, Address & Office Held	Principal Occupation or Employment	Date of Election or Appointment as Director	Common Shares of the Company Beneficially Owned, Directly or Indirectly or Controlled or Directed
David J. Gallagher Calgary, AB Canada	President and CEO of the Company	February 2, 1991	24,050
M. Patty Chakour* Phoenix, AZ USA	CFO TP Racing, L.L.L.P, a horse racing track and off-track betting network	March 10, 2004	0
D. Tony Stelliga* Santa Clara, CA USA	Chairman and CEO of Quellan, Inc., a designer and developer of integrated circuits for high speed communications equipment	April 29, 2005	0
Douglas Balfour* Henley-on-Thames UK	General Manager, Quantum Research Group, a developer of touch sensing integrated circuits	June 7, 2007	0

*Independent directors and members of the Audit and Compensation Committees

There are no arrangements or understandings between any of the proposed nominees and any other person pursuant to which the nominee is to be elected.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

The following table sets forth information concerning the compensation earned by the Chief Executive Officer in 2005, 2006 and 2007:

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name & Principal Position	Year	Salary	Other Annual Compensation	Common Shares Under Options Granted	All Other Compensation
David J. Gallagher[1] President & CEO	2007 2006 2005	$224,226 U.S. $211,314 U.S. $197,854 U.S.	nil nil nil	nil nil nil	nil nil nil

1  Mr. Gallagher’s salary for 2005, 2006 and 2007 was $240,000 Cdn.

Options

The following table sets forth information on the exercise of options during 2007, and on the year-end value of outstanding options, for Mr. Gallagher.

Options Exercised During the Most Recently Completed Financial Year and Year-End Value of  Oustanding Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
David J. Gallagher President & CEO	20,000	86,000 U.S.	446,000 / 0	608,721 U.S. / 0 U.S.

Pension Plan

Mr. Gallagher participates in a registered individual pension plan (“Pension Plan”). The following table sets forth the annual pension payable to Mr. Gallagher under the terms of the Pension Plan.

Remuneration $	Years of Service
	15	20	25
172,267 U.S.	36,000 Cdn.	49,000 Cdn.	61,000 Cdn.

As at December 31, 2007, 19 years of service have been credited under the Pension Plan for Mr. Gallagher. Benefits under the Pension Plan, which are based on 2% of salary to the yearly maximum allowable under the Income Tax Act and indexed after 2004, are computed on a straight life annuity basis and are not subject to any deductions for social security or other offset amounts.

Employment Contracts

The Company has entered into an employment contract dated October 1, 2002 with Mr. David J. Gallagher.  Mr. Gallagher’s contract provides for salary, discretionary bonuses if approved by the Board, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability, Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement prior to the age of 65.  Mr. Gallagher’s employment contract is subject to renewal or expiration on September 30, 2008. If there is a change in control of the Company Mr. Gallagher is entitled to vesting of any unvested options.

Report of the Compensation Committee

Objectives  The objectives of the compensation program for executive officers are to attract, motivate and retain highly qualified individuals capable of carrying out the Company's goals of improving corporate performance and increasing shareholder value. A combination of salary, stock options, stock awards and bonus plans is used to provide both a competitive rate of base remuneration and an incentive to achieve corporate goals.

Salary  The Compensation Committee determines the salary component of the compensation package for executive officers on the basis of a number of factors including the level of responsibility, experience, salary ranges for similar positions in comparable companies, previous compensation, individual performance and overall corporate performance. The Compensation Committee considers compensation information from other North American companies of similar size and scope of business and establishes base salaries at similar or lower levels.

Options and Stock Awards  The Board of Directors or the Compensation Committee may in its discretion from time to time grant stock option and stock awards to executive officers.  Pursuant to the Nasdaq Stock Market, all such grants require the approval of shareholders of the Company, unless the grants are made under an equity compensation plan that has been approved by shareholders.  The Company may grant stock option and stock awards under the 2007 Equity Compensation Plan which has been approved by shareholders.  To date the Company has not granted any stock awards to executive officers.

In determining the size and vesting provisions of option and stock award grants, the factors considered are the individual's performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

Bonus Plans  Bonus plans are established from time to time and payment of bonuses is dependent upon achievement of performance objectives related to revenue or increased shareholder value.  No bonuses were paid to executive officers in 2007.

Compensation of CEO  The base salary payable to Mr. David J. Gallagher, President and Chief Executive Officer of the Company since June, 1992, is determined using the same methods used to determine compensation arrangements for other executive officers.  In reviewing Mr. Gallagher’s compensation the Compensation Committee takes the following factors, among others, into consideration:

•

the duties and responsibilities of the CEO

•

performance of the Company

•

experience and skills of the CEO

•

historical salary and option grants

•

salaries and options of CEO’s of peer companies

The Compensation Committee concluded that Mr. Gallagher’s current salary, which was lower in 2007 than the range of the peer group’s base salaries paid to CEO’s, is appropriate.  With regard to equity compensation awards, the Compensation Committee considers the methods used to determine such awards to other executive officers, and in addition considers Mr. Gallagher’s unique skills and experience, his achievement of past successes and his ability to secure future opportunities for the Company.  No equity compensation awards were granted to Mr. Gallagher in 2007.  In November 2007, the Committee determined that outstanding options to purchase 100,000 common shares at the exercise price of $1.65, which were to expire on December 30, 2007, be amended by extending the expiry date by one year to December 30, 2008.  These options are granted under the Company’s 1998 Stock Option Plan and the amendment did not require shareholder approval.

Composition of the Compensation Committee

The directors who were members of the Compensation Committee during 2007 were Ms. M. Patty Chakour and Mr. D. Tony Stelliga, Mr. Stanley E. McDougall (from January 1, 2007 to May 4, 2007) and Mr. Douglas Balfour (from June 7, 2007 to year end). These directors, none of whom were officers of the Company, were also members of the Audit Committee.

Submitted by the Compensation Committee

Indebtedness of Directors, Executive Officers and Senior Officers

Since January 1, 2007 no director, executive officer or senior officer of the Company has been indebted to the Company, except for routine indebtedness.

Compensation of Directors

On April 27, 2007 the Company granted 10,000 options exercisable for 5 years at the exercise price of $4.77 U.S.  to Ms. M. Patty Chakour and Mr. D. Tony Stelliga.  On June 7, 2007 the Company granted 10,000 options exercisable for 5 years at the exercise price of $4.41 U.S. to Mr. Douglas Balfour. These options, which vest at the rate of 2500 options on each of July 27 and October 27 2007, and January 27 and April 27, 2008, were granted under the 2006 Stock Option Plan for Outside Directors.  In addition, the outside directors received cash compensation in the aggregate amount of $26,000 U.S.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares of the Company (assuming a $100 investment was made on December 31, 2002) with the cumulative total return of the Nasdaq U.S. & Foreign Index and an index of one peer company selected by the Company, assuming reinvestment of dividends where applicable.  The peer company index consists of the audio enhancement company SRS Labs, Inc.  This peer company index is subject to change from time to time as the Company or its competitors change their focus or undergo other significant changes, or as new competitors emerge.

	2002	2003	2004	2005	2006	2007
QSound Labs, Inc.	100.00	98.81	499.40	247.02	279.76	142.86
Industry Index	100.00	301.94	202.27	212.94	350.16	173.14
Nasdaq US & Foreign	100.00	150.84	164.13	167.85	185.17	204.71

Securities Authorized for Issuance Under Equity Compensation Plans

The following table discloses information about stock options issued to employees under the Company’s stock option plan, stock options issued to employees, consultants and directors outside of the stock option plan, and outstanding warrants issued as compensation.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity Compensation Plans approved by securityholders	450,657	$ 1.52	884,300
Equity Compensation Plans not approved by securityholders	621,973	$ 4.35	0
Total	1,072,630	$ 3.20

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular with respect to the election of directors, no director or senior officer of the Company at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10 percent of the voting rights attached to the Common Shares of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Corporate Government Disclosure is set out in Appendix A to this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company including financial information as set out in the Company’s comparative audited consolidated Financial Statements for the year ended December 31, 2007 and annual MD&A, are available as filed with Canadian securities regulators on SEDAR at www.sedar.com, as filed with the U. S. Securities and Exchange Commission on EDGAR at www.sec.gov, and on the Company’s web site www.qsound.com.  Copies may also be obtained by contacting the Company’s Corporate Secretary at 400 – 3115 12th Street NE, Calgary, AB T2E 7J2 or at legal@qsound.com.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated:    March 17, 2008

“David J. Gallagher”

 President and CEO

APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

1.

Board of Directors

(a) Disclose the identity of directors who are independent.

M. Patty Chakour, D. Tony Stelliga and Douglas Balfour are independent directors.  Stanley E. McDougall, who served on the Board until May 4, 2007, was an independent director.

(b) Disclose the identity of directors who are not independent, and describe the basis for the determination.

David J. Gallagher, President and CEO of the Company, is not an independent director.  Murray Bruce, Controller of the Company, acted as a Board member from May 7 to August 22, 2007.  Mr. Bruce was not an independent director.

(c) Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Three of the four members of the Board are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Not applicable.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussions among its independent directors.

The independent directors hold regularly scheduled meetings where non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s fiscal year ended December 31, 2007 until the date of this Information Circular the independent directors met three times (excluding audit committee and compensation committee meetings).

(f) Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company currently does not have a formally appointed chairman of the Board.  Meetings of the Board may be convened by the President or by any director. Meetings of the Board are generally convened by Mr. Gallagher, and meetings of the independent directors are convened by Ms. Chakour.  Mr. Gallagher acts as chairman at meetings of the Board.  The Board believes that leadership for its independent directors is provided through the meetings of independent directors that are generally scheduled to take place quarterly, and that are lead by Ms. Chakour or by another independent director who may be appointed on an ad hoc basis.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Director	Board Meeting	Committee Meeting
David J. Gallagher	3	0
M. Patty Chakour	3	10
D. Tony Stelliga	3	9
Douglas Balfour	2	7
Stanley E. McDougall	1	1
Murray Bruce	1	1

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board does not have a written mandate. The Board carries out those duties and responsibilities as are mandated under relevant legislation and as are required to adhere to principles of good corporate governance. The overriding responsibility of the Board is to supervise the management of the business and affairs of the Company.  Members of the Board must act honestly and in good faith with a view to the best interests of the Company and must exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for adopting a strategic planning process for the Company, reviewing and approving management’s strategic plan, and monitoring performance under the plan.  The Board identifies major business risks and ensures that there are processes in place to manage the risks.  The Board also reviews and approves, among other things, annual financial statements, major business transactions, financings, capital and operating budgets.

3.

Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board does not have a formal chairman and thus has not developed a written position description.  Mr. Gallagher acts as chairman of the Board and in this capacity he ensures that the responsibilities of the Board are understood by the members and are carried out effectively.  Together with the other directors and members of management, Mr. Gallagher establishes the agenda for each board meeting and ensures that all business in the agendas is discussed and resolved as appropriate.

Under the Company’s audit committee charter, the chairman of the audit committee is responsible to schedule all audit committee meetings and to provide the committee with a meeting agenda.  Ms. Chakour is the chairman of the Company’s audit committee.  Ms. Chakour also acts as chairman of meetings of the compensation committee.  Information concerning the audit committee and required to be disclosed under Multilateral Instrument 52-110 is included in Items 6, 16 A, 16 C and no. 15.2 of Item 19 of the Company’s Annual Report on Form 20-F for 2006 filed on SEDAR at www.sedar.com and with the U. S. Securities and Exchange Commission on EDGAR at www.sec.gov, and on the Company’s web site www.qsound.com.

 (b) Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The CEO does not have a written position description.  Mr. Gallagher, the Company’s President and CEO, is responsible in his capacity as CEO to provide effective leadership and vision to manage and grow the Company responsibly and in the best interests of the shareholders.  The CEO ensures development of the strategic plan for the Company, serves as the principal spokesman for the Company, provides general day-to-day supervision and management of the Company in accordance with guidelines established by the Board and fosters ethical and fair behavior on the part of management.  The CEO also communicates regularly with the Board, and carries out such other duties as may be appropriate for the position and as are assigned by the Board.

4.

Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

i) the role of the board, its committees and its directors, and

 ii) the nature and operations of the issuer’s business.

New Board members are introduced to the role of the Board, committees and directors through a combination of verbal communications and written materials prepared by the Company. These communications and materials include information about Board responsibilities under the Alberta Business Corporations Act, the Nasdaq Stock Market and the Sarbanes-Oxley Act of 2002.  Board members are educated on corporate governance guidelines, directors’ duties including duties of loyalty, good faith, care, diligence and skill, principles surrounding continuous disclosure, insider trading and reporting, and liabilities of directors.  Management briefs new directors on the Company’s business, and new directors tour the Company’s facilities.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not provide formal continuing education for directors.  However, the Company does from time to time, as new matters relevant to the responsibilities of directors or to the Company’s business arise, provide additional materials and verbal communications to the Board.

5.

Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

i) disclose how a person or company may obtain a copy of the code;

ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has a written Code of Ethics adopted in March, 2004.  The Code is available on the Company’s web site, and as well as has been filed on SEDAR and EDGAR.  Each employee, officer and director of the Company is required to sign an annual certificate certifying compliance with the Code of Ethics.  The Code of Ethics requires that violations be reported to the Company’s Ethics Officer for investigation and, if appropriate, escalation to the CEO or chairman of the audit committee. There has been no conduct on the part of any director or officer that would constitute a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board adheres to the provisions of the Alberta Business Corporations Act, which require that a director disclose in writing (or request to have entered into the minutes) the nature and extent of the director’s interest in a material contract or transaction with the Company. Further, the director is prohibited from voting on a resolution to approve the contract (with some exceptions, such as a contract relating primarily to the director’s compensation).

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code of Ethics, the Board has approved a securities trading policy for directors and officers that seeks to promote compliance with Canadian and U.S. laws that prohibit trading in the Company’s stock when in possession of material undisclosed information.  The policy also establishes black-out periods that prohibit trading prior to the release of financial information by the Company.

The audit committee of the Board has adopted a whistleblower policy which outlines procedures to deal with receipt and treatment of complaints, including anonymous and confidential submissions by employees, relating to auditing and accounting matters.  Retaliation against any employee who submits such a complaint is prohibited under the policy.

6.

Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Board has adopted procedures to address the nominating of new directors.  Director nominees must be selected or recommended for the Board’s selection by a majority of independent directors, who take into consideration factors such as business experience, industry knowledge, skill, diversity and experience with publicly traded companies.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a nominating committee, but has adopted procedures addressing the nomination of new directors by a majority of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Under the nominating procedures, the independent directors are charged with making recommendations as to the size of the Board or any committee, identifying qualified individuals as nominees, and making annual evaluations and recommendations as to the Board’s operations.  The independent directors are authorized to retain outside consultants and advisers.

7.

Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The compensation committee of the Board is charged with the annual review of compensation of officers and directors, in accordance with the committee’s charter.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board has a compensation committee composed entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operations of the compensation committee.

The compensation committee provides assistance to the Board to adopt an effective compensation program for officers and key executives that will attract, motivate and retain superior talent and reward performance.  The committee develops compensation guidelines and evaluates compensation data for peer companies.  The committee reviews and approves goals and objectives relevant to CEO compensation, and annually reviews the CEO’s compensation in light of those goals and objectives.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The compensation committee has not retained a consultant or advisor since the beginning of its fiscal year ended December 31, 2007 until the date of this Information Circular.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board does not have any other standing committees.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Under the Board’s nominating procedures, the independent directors are charged with leading the Board in an annual performance evaluation and making recommendations for improvements of the Board’s operations.  To date the independent directors have not initiated a formal evaluation process.  Due to the small membership of the Board,  the independent directors believe that each director has ample opportunity to assess the other directors at Board and committee meetings held throughout the year.